NEWS RELEASE:  March 2, 2007

ALMADEN COMMENCES REGIONAL EXPLORATION IN MEXICO

Almaden Minerals Ltd. (“Almaden”; TSX: AMM; AMEX: AAU) is pleased to announce that it has commenced a regional stream sediment and water sampling program in Mexico. This work is being carried out in an under explored area of Mexico which Almaden, based on past regional exploration work, has identified as being prospective for both porphyry copper-gold and epithermal gold-silver deposits. Upon completion of this program follow up sampling and prospecting in drainages identified as anomalous will be planned.

Morgan Poliquin, P. Eng., a director of Almaden and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information reported in this news release. All sample preparation will be carried out in ALS Chemex’s Guadalajara laboratory and analytical procedures in ALS Chemex’s Vancouver lab.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

Almaden Minerals Ltd.

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.